UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-10635

NIKE, Inc.

(Full title of the plan)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

(Name of issuer of the securities held pursuant to the plan)

One Bowerman Drive

Beaverton, Oregon 97005

(Address of the plan and address of issuer’s principal executive offices)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Financial Statements and Supplemental Schedules

May 31, 2014 and 2013

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Note:	Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) at May 31, 2014 and May 31, 2013, and the changes in net assets available for benefits for the year ended May 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) as of May 31, 2014, and Schedule of Assets (Acquired and Disposed of Within Year) for the year ended May 31, 2014 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

November 21, 2014

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statements of Net Assets Available for Benefits

May 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value
Collective trust funds	$1,975,060,167	$1,628,931,881
NIKE, Inc. Class B common stock	646,689,659	549,825,241
Registered investment companies	106,374,959	89,810,730
Corporate and foreign bonds	35,723,314	39,917,598
Interest bearing cash	1,705,571	3,425,720
Preferred stocks	569,520	—
Common and foreign stocks	2,382	20,973

Total investments	2,766,125,572	2,311,932,143

Receivables
Employer contributions	50,576,135	46,735,971
Notes receivable from participants	29,612,682	27,201,901
Participant contributions	3,428,578	—
Accrued interest and dividends	2,662,164	2,595,278
Due from broker for securities sold	1,138,118	2,790,079

Total receivables	87,417,677	79,323,229

Cash	366,761	5,184,500

Total assets	2,853,910,010	2,396,439,872

Liabilities
Due to broker for securities purchased	1,097,583	3,018,375
Accrued expenses	153,393	145,049

Total liabilities	1,250,976	3,163,424

Net assets available for benefits at fair value	2,852,659,034	2,393,276,448
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,415,088)	(1,540,512)

Net assets available for benefits	$2,851,243,946	$2,391,735,936

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended May 31, 2014

Additions
Investment income
Net appreciation in fair value of investments	$377,498,003
Interest and dividends	11,329,050

Total investment income	388,827,053
Less: Investment expenses	(472,146)

Net investment income	388,354,907

Interest income on notes receivable from participants	1,155,431

Contributions
Employer, net of forfeitures	101,555,361
Participant	87,603,557
Rollover	9,683,559

Total contributions	198,842,477

Total additions	588,352,815

Deductions
Benefits paid to participants	(127,222,742)
Administrative expenses	(1,622,063)

Total deductions	(128,844,805)

Net increase	459,508,010
Net assets available for benefits
Beginning of year	2,391,735,936

End of year	$2,851,243,946

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

1.	Description of the Plan

The following description of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide for the retirement income requirements of and sharing in Company profits by eligible employees of NIKE, Inc. (the “Company”) and a retirement savings program for the employees of the Company not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Administration of the Plan is performed by the Administrative Subcommittee of the Retirement Committee. The Plan is amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

The Northern Trust Company (“Northern Trust” or the “Trustee”) is the Trustee and Aon Hewitt Associates (“Aon Hewitt” or the “Recordkeeper”) is the Recordkeeper of the Plan’s assets. Self-directed brokerage account assets are held in the custody of Charles Schwab & Co. Inc. (“Charles Schwab” or the “Custodian”) and are maintained by the Trustee. The Plan’s investment decisions are overseen by the Investment Subcommittee of the Retirement Committee. Members of the Retirement Committee are appointed by the Board of Directors of the Company.

On January 1, 2012, the Company merged the Converse Inc. 401(k) Savings Plan and Hurley International LLC Tax Advantaged Plan (collectively, the “Affiliate Plans”) with and into the Plan (the “Plan Merger”). As a result of the Plan Merger, all assets and liabilities of the Affiliate Plans became assets and liabilities of the Plan, and the Affiliate Plans ceased to exist as of the close of business on January 1, 2012.

Eligibility

All employees, except those employees who are (1) covered by a collective bargaining agreement, (2) living outside the United States and not covered by the Company expatriate program, (3) working at the Company’s Memphis Apparel Distribution Center, whose employment is established pursuant to the Company’s Seasonal On Call Casual Employee Reserve (“SOCCER”) program, (4) not common-law employees, such as leased employees and individuals designated by NIKE as independent contractors, or (5) residing in Puerto Rico and working at the Puerto Rico facility, become eligible to receive profit sharing contributions on the first day of the Plan fiscal year coinciding with or immediately preceding completion of one year of employment with at least 1,000 hours of service. Employees are eligible to participate in the 401(k) portion of the Plan on the first day of employment.

Contributions

Participants may contribute up to 50% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations under the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Additionally, the Company will match participant contributions at a rate of 100% of the first 5% of the participant’s total base pay that is contributed to the account.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

Prior to May 13, 2011, the Company match contributions related to the Plan’s 401(k) feature were invested in NIKE. Inc. Class B common stock and as of June 1, 2001, these match contributions became subject to participant self-direction after the initial investment in Company stock was made to the Plan. Participants could redeem their shares in Company stock and reinvest the cash into other managed funds. As of May 13, 2011, the Company match followed participants’ fund selections and NIKE, Inc. Class B common stock became one of the investment choices. No more than 10% of a participant’s deferral and corresponding match can go into the NIKE stock fund and a participant can only transfer a portion of his or her existing account balance to purchase NIKE stock if the percentage of their account balance invested in NIKE stock is less than or equal to 20%. Transfers out of the NIKE stock fund are permitted at any time.

Under the Plan’s profit sharing features, the Company may make discretionary annual contributions as designated by the Company’s Board of Directors. However, this amount cannot be greater than the amount allowable as a tax deduction under the IRC. The annual contributions will be funded no later than the date the Company’s federal income tax return is filed.

Profit sharing contributions are invested in various fixed income and equity funds similar to those offered under the Plan’s 401(k) features. Investments held by the Plan on behalf of participants related to profit sharing contributions are nonparticipant-directed. In a nonparticipant-directed program, the Investment Committee, under the guidance of investment managers, directs the specific investments held by the Plan. See Note 7 for applicable disclosures. Investments held by the Plan on behalf of participants related to 401(k) contributions are participant-directed. In a participant-directed program, the individual participant selects the investments for his or her individual account.

Participant Accounts

Separate individual 401(k) and profit sharing accounts are maintained for each participant. Each participant’s 401(k) account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, Plan expenses and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options. Participants direct the investment of their contributions into various investment options offered by the Plan.

An eligible profit sharing participant is entitled to an annual allocation of the employer profit sharing contribution and former participant profit sharing forfeitures after restoration of previously forfeited accounts. Employer profit sharing contributions and former participant forfeitures are allocated in the proportion of the participant’s annual compensation to compensation of all participants subject to the IRC Section 415 defined maximum limitations. Participants do not direct the investment of profit sharing contributions.

Profit sharing investment income or loss and Plan expenses are allocated daily based on a ratio of each participant’s profit sharing account balance to the total profit sharing account balances.

The total benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested 401(k) and profit sharing accounts.

Vesting

Participants in the 401(k) portion of the Plan are immediately vested in their elective, rollover, and Company matching contributions, plus actual earnings thereon. The Company contributions into the profit sharing portion of the Plan vest at 25% per year after completing two years of service, and vesting increases 25% for each additional year of service until fully vested after five years. Participants in the profit sharing portion of the Plan become fully vested in the Company’s contributions in the event of total and permanent disability, death, attainment of 65 years of age, or termination of the Plan.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited. Profit sharing forfeitures may be used to reduce future employer contributions or be allocated back to active participants. During the year ended May 31, 2014, profit sharing forfeitures of $1,662,421 were used to reduce employer contributions. At May 31, 2014 and 2013, accumulated profit sharing forfeitures totaled $1,590,615 and $1,351,379, respectively.

Notes Receivable From Participants

Participants may borrow a portion of their elective and rollover contributions by applying to the Administrative Subcommittee. Participants may borrow from their accounts amounts equal to the lesser of 50% of their vested account balance or $50,000 reduced by the balance of any outstanding loans. The term of the loan repayments ranges up to five years for general purpose loans and up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through monthly deductions.

Benefit Payments

On termination of service due to death, disability, hardship, resignation, discharge and retirement, a participant is eligible to receive payments in the amount equal to the value of the participant’s vested interest in his or her account.

Vested benefits are distributed to participants in a lump-sum payment upon termination or are transferred to another qualified trust. Participants with vested benefits greater than $1,000 can elect to receive a distribution or leave their balance in the Plan. Terminated participants with balances greater than $1,000 may leave their vested benefits in the Plan until reaching the age of 65. Participants may apply to the Administrative Subcommittee to withdraw their voluntary 401(k) contributions in the event the participant is over age 59-1/2, or the participant has a financial hardship as stipulated in the Plan provisions. No withdrawals may be made from the unvested portion of the Company’s matching contributions, profit sharing contributions, or earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Company’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the Trustee and collective trust funds.

Managed funds consist of investments in preferred, common and foreign stock, corporate and foreign bonds, collective trust funds, registered investment companies, U.S. government securities, and interest bearing cash. See Note 4 for discussion of fair value measurements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of May 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At May 31, 2014 and 2013, there were $908,293 and $455,396, respectively, payable to participants.

Expenses

Expenses of administering the Plan and those which are directly related to investment transactions are paid out of the assets of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s Management invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net asset value (NAV) of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

Subsequent Events

The Plan has evaluated subsequent events through November 21, 2014 and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2014:

Participant-directed
NIKE, Inc. Class B Common Stock	$646,689,659
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	536,436,807
Northern Trust Global Investments Collective Daily Russell * 2000 Equity Index Fund	260,503,936
NT Collective ACWI ex-US Fund (Lending)	259,587,395
Northern Trust Global Investments Collective Daily Aggregate * Bond Index Fund	200,024,349
Morley Stable Value Fund	164,147,602

Nonparticipant-directed
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	163,352,118

*	The Plan has additional non participant-directed investments in this fund which do not exceed 5% or more of the Plan’s net assets.

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2013:

Participant-directed
NIKE, Inc. Class B Common Stock	$549,825,241
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	419,124,371
Northern Trust Global Investments Collective Daily Aggregate * Bond Index Fund	174,974,234
Northern Trust Global Investments Collective Daily Russell * 2000 Equity Index Fund	212,483,150
Northern Trust Bank NA Collective Daily All Country World Exchange Fund	208,237,646
Morley Stable Value Fund	146,716,861

Nonparticipant-directed
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	141,364,130

*	The Plan has additional non participant-directed investments in this fund which do not exceed 5% or more of the Plan’s net assets.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

During the year ended May 31, 2014, all of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

NIKE, Inc. Class B common stock	$133,366,561
Collective trust funds	226,525,705
Registered investment companies	16,917,187
Corporate bonds	689,886
Preferred and common stocks	(1,336)

$377,498,003

4.	Fair Value Measurement

In determining fair value, the Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level l	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted price for similar assets or liabilities in active markets;

•	Quoted price for identical or similar assets or liabilities in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2014 and 2013.

Common, Preferred and Foreign Stocks: Investments in preferred, common and foreign stocks listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

Fixed Income Securities: Corporate bonds and US Treasuries are valued based on market values quoted by dealers who are market makers in these securities, by independent pricing services, or by a methodology approved by Northern Trust. Valuation techniques incorporate available market information and proprietary valuation models, which consider characteristics such as benchmark yield curve, coupon rates, credit spreads, estimated default rates and other features.

Registered Investment Companies: Registered investment companies (or mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Collective trust funds represent investments held in pooled funds. The Plan’s interests in the collective trust funds are valued based on the NAV provided by Northern Trust. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund: The Plan invests in the Union Bond & Trust Company Morley Stable Value Fund (“Morley Stable Value Fund”), a collective trust fund, which holds fully benefit-responsive investment contracts. This fund can be redeemed daily by participants subject to limitations on noncompeting options. The Morley Stable Value Fund’s trustee reserves the right to delay plan sponsor-initiated redemptions for up to 365 days. There are no other restrictions on collective trust transactions. Investment contracts held by a defined contribution plan are required to be reported at fair value. Because the participants transact at contract value, fair value is determined annually for financial reporting purposes only. The Investment Sub-Committee reviews the reasonableness of management’s use of the annual Morley Stable Value Fund audited financial statement fair value, adjusted to the Plan’s year-end, to determine the fair value of this fund. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in benefit-responsive investment contracts through a collective trust fund. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of May 31, 2014 and 2013:

	Assets at Fair Value at Mar 31, 2014
	Level l	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$1,425,640,560	$—	$1,425,640,560
Other fixed income funds		341,181,833		341,181,833
Real estate funds		40,145,084		40,145,084
Stable value funds			164,147,602	164,147,602
Other short term investment funds		3,945,088		3,945,088

Total collective trust funds	—	1,810,912,565	164,147,602	1,975,060,167

Common and foreign stocks
Consumer discretionary	646,689,659			646,689,659
Information technology	2,382			2,382

Total common and foreign stocks	646,692,041	—	—	646,692,041

Preferred stocks
Consumer goods	569,520			569,520

Total preferred stocks	569,520	—	—	569,520

Registered investment companies
Commodity funds	49,396,932			49,396,932
Equity funds	42,141,078			42,141,078
Bond funds	10,203,914			10,203,914
Short term funds	4,020,058			4,020,058
Real estate funds	612,977			612,977

Total registered investment companies	106,374,959	—	—	106,374,959
Corporate and foreign bonds		35,723,314		35,723,314
Interest bearing cash	1,705,571			1,705,571

Total assets at fair value	$755,342,091	$1,846,635,879	$164,147,602	$2,766,125,572

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

	Assets at Fair Value at Mar 31, 2013
	Level l	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$1,157,755,404	$—	$1,157,755,404
Other fixed income funds		282,039,321		282,039,321
Real estate funds		33,259,670		33,259,670
Stable value funds			148,446,672	148,446,672
Other short term investment funds		7,430,814		7,430,814

Total collective trust funds	—	1,480,485,209	148,446,672	1,628,931,881

Common and foreign stocks
Consumer discretionary	549,825,241			549,825,241
Energy	18,900			18,900
Information technology	2,073			2,073

Total common and foreign stocks	549,846,214	—	—	549,846,214

Registered investment companies
Commodity funds	41,299,375			41,299,375
Equity funds	33,208,119			33,208,119
Bond funds	10,083,733			10,083,733
Short term funds	4,468,336			4,468,336
Real estate funds	751,167			751,167

Total registered investment companies	89,810,730	—	—	89,810,730
Corporate and foreign bonds		39,917,598		39,917,598
Interest bearing cash	3,425,720			3,425,720

Total assets at fair value	$643,082,664	$1,520,402,807	$148,446,672	$2,311,932,143

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended May 31, 2014:

Morley Stable Value Fund
Balance at beginning of year	$148,446,672

Purchases	71,667,586
Sales	(57,608,848)
Realized gains, net	714,725
Unrealized gains, net	927,465
Other	2

Balance at end of year	$164,147,602

Unrealized gains/(losses) from the guaranteed investment contract are not included in the Statement of Changes in Net Assets Available for Benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

Fair Value of Investments in Entities that Use NAV

The following table summarizes those investments measured at fair value using NAV as a practical expedient as of May 31, 2014 and 2013, respectively.

May 31, 2014

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

NT Collective Government Short Term Investment Fund	$3,987,743	N/A	Daily	Same Day
NT Collective ACWI ex-US Fund (Non-Lending)	78,812,676	N/A	Daily	1 Day
NT Collective Daily Aggregate Bond Index Fund	292,327,018	N/A	Daily	Same Day
NT Collective Daily Russell 2000 Equity Index Fund	299,223,989	N/A	Daily	Same Day
NT Collective S&P 400 Index Fund	41,264,879	N/A	Daily	Same Day
NT Collective Daily S&P 500 Equity Index Fund	699,788,925	N/A	Daily	Same Day
NT Collective World Government Bond Index Fund	48,812,161	N/A	Daily	1 Day
NT Collective ACWI ex-US Fund (Lending)	259,587,395	N/A	Daily	1 Day
NT Collective Developed International Small Cap Index Fund	46,962,695	N/A	Daily	1 Day
NT Collective Global Real Estate Index Fund	40,145,084	N/A	Daily	1 Day
Morley Stable Value Fund	164,147,602	N/A	Daily	Same Day

May 31, 2013

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

NT Collective Government Short Term Investment Fund	$7,430,814	N/A	Daily	Same Day
NT Collective ACWI ex-US Fund (Non-Lending)	66,992,791	N/A	Daily	1 Day
NT Collective Daily Aggregate Bond Index Fund	244,519,485	N/A	Daily	Same Day
NT Collective Daily Russell 2000 Equity Index Fund	247,174,935	N/A	Daily	Same Day
NT Collective S&P 400 Index Fund	34,892,149	N/A	Daily	Same Day
NT Collective Daily S&P 500 Equity Index Fund	560,488,501	N/A	Daily	Same Day
NT Collective World Government Bond Index Fund	37,519,836	N/A	Daily	1 Day
NT Collective ACWI ex-US Fund (Lending)	208,237,646	N/A	Daily	1 Day
NT Collective Developed International Small Cap Index Fund	39,969,380	N/A	Daily	1 Day
NT Collective Global Real Estate Index Fund	33,259,670	N/A	Daily	1 Day
Morley Stable Value Fund	148,446,672	N/A	Daily	Same Day

5.	Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Northern Trust and Charles Schwab. Northern Trust is the Trustee of the Plan assets and Charles Schwab is the Custodian of selected assets and, therefore, these investments represent exempt party-in-interest transactions.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

Certain Plan investments are shares of Company common stock. For the year ended May 31, 2014 and 2013, the Plan purchased 135,834 and 141,834 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $9,499,193 and $9,457,249, respectively. For the same years ended, the Plan sold 511,649 and 505,096 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $31,611,267 and $37,495,438, respectively. At May 31, 2014 and 2013, the Plan held $646,689,659 (8,408,395 shares) and $549,825,241 (8,917,049 shares), respectively, of NIKE, Inc. Class B common stock.

6.	Plan Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated December 16, 2013 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of May 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions within the United States of America; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

7.	Nonparticipant-directed Investments

Information about the net assets at May 31 and the significant components of the changes in net assets for the year ended May 31 relating to the nonparticipant-directed investments is as follows:

	2014	2013
Net assets
Collective trust funds	$553,862,586	$464,281,446
Employer receivable	48,690,673	46,735,971
Registered investment companies	49,260,401	41,130,734
Corporate and foreign bonds	35,723,314	39,713,678
Accrued interest and dividends	637,919	717,747
Cash	13,488	—
Interest bearing cash	1,695,548	3,415,879
Common and foreign stocks	2,382	20,973
Preferred stocks	569,520	203,920
Due from broker for securities sold	882,545	2,666,862
Due to broker for securities purchased	(1,097,583)	(3,018,375)
Accrued expenses	(70,123)	(69,203)

Total net assets	$690,170,670	$595,799,632

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2014 and 2013

Year Ended
May 31, 2014
Changes in net assets
Net appreciation in fair value of investments	$75,234,801
Employer contributions	48,690,673
Interest and dividends	2,580,249
Purchases and sales, net	109,402
Administrative and investment expenses	(904,450)
Benefits paid to participants	(31,339,652)

$94,371,023

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at May 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$2,851,243,946	$2,391,735,936
Benefits payable	(908,293)	(455,396)
Loans deemed to be distributions for financial reporting purposes	(626,773)	(559,901)
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,415,088	1,540,512

Net assets available for benefits per Form 5500	$2,851,123,968	$2,392,261,151

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at May 31, 2014:

Net increase in net assets per the financial statements	$459,508,010
Benefits payable at May 31, 2014	(908,293)
Benefits payable at May 31, 2013	455,396
Loans deemed to be distributions for financial reporting purposes at May 31, 2014	(626,773)
Loans deemed to be distributions for financial reporting purposes at May 31, 2013	559,901
Adjustment from fair value to contract value for interest in collective trust at May 31, 2014	1,415,088
Adjustment from fair value to contract value for interest in collective trust at May 31, 2013	(1,540,512)

Net increase in net assets per Form 5500	$458,862,817

Supplemental Schedules

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	Participant directed
	1st Eagle Funds Inc	Registered investment company						$7,746
	1st Eagle Funds Overseas Fund	Registered investment company						199,753
	lst Eagle Sogen Funds Global Fund	Registered investment company						544,319
	1st Eagle Sogen Funds Gold Fund	Registered investment company						66,215
	3rd Avenue Tr Intl Value Fund	Registered investment company						8,767
	3rd Avenue, Tr Real Estate Value Fund	Registered investment company						56,601
	Aberdeen Intl Equity Fund	Registered investment company						15,648
	Aberdeen Global Nat Res Fund	Registered investment company						7,063
	Advantage Funds Dreyfus Global Absolute	Registered investment company						5,262
	Advisors Inner Circle Fund Acadian Emerging Mkts Inst Fund	Registered investment company						17,774
	Advisors Inner Circle Fund Cambiar Aggressive Value	Registered investment company						45,236
	Advisors Inner Circle Fund II Inc New Champlain Small Co Fund	Registered investment company						32,689
	Advisors Ser Tr Huber Cap Small Cap Value	Registered investment company						167,466
	Aim Counselor Ser Tr Invesco Van Kampen	Registered investment company						13,036
	Aim Invesco Balanced-risk Allocation Fund CL A	Registered investment company						2,217
	Aim Invesco International Fund Asia	Registered investment company						18,938
	Aim Sector Funds Invesco Gold & Precious Metals	Registered investment company						15,266
	Aim Sector Funds Invesco Van Kampen CL Y	Registered investment company						9,758
	Aim Sector Funds Invesco Small Cap Value CL A	Registered investment company						15,629
	Alger Funds II Spectra CL A	Registered investment company						63,381
	Alger Funds II Spectra CL I	Registered investment company						95,059
	Alliance Bernstein Growth & Inc Fund	Registered investment company						20,838
	Alliance Bernstein Global Bond	Registered investment company						101,273
	Alliance Berstein HI Inc Fund CL A	Registered investment company						79,499
	Alliance Bernstein Quasar Fund CL A	Registered investment company						2,236
	Alliance Bernstein Small/Mid Cap Growth	Registered investment company						2,178
	Alliance Funds Global Small Cap	Registered investment company						2,445
	Allianz Funds NFJ Intl Value Fund CL D	Registered investment company						93,947
	Allianz Funds NFJ Dividend Value	Registered investment company						14,583
	Allianz Funds RCM Wellness Fund	Registered investment company						43,378
	Amana Mutual Fund Tr Growth Fund	Registered investment company						267,736
	Amana Mutual Fund Tr Income Fund	Registered investment company						72,959
	American AMCAP Fund	Registered investment company						66,878
	American Beacon Intl Equity	Registered investment company						35,170
	American Beacon Funds Large Cap Value Fund	Registered investment company						156,728
	American Beacon Funds Mid Cap Value Fund	Registered investment company						44,694
	American Bellcon Funds Small Cap Value Fund	Registered investment company						51,354
	American Cap World Growth & Inc Fund	Registered investment company						5,168
	American Century 20th Century Growth Fund	Registered investment company						289,295
	American Century Cap Portfolio Inc Equity Income Fund	Registered investment company						501,397
	American Century Cap Portfolio Inc Mid Cap Value Fund	Registered investment company						127,563
	American Century Cap Portfolio Inc Real Estate Fund	Registered investment company						23,341
	American Century Cap Portfolio Inc Value Fund	Registered investment company						53,958
	American Century Ginnie Mae Investor Class	Registered investment company						4,415
	American Century Govt Inc Tr Benham	Registered investment company						65,398
	American Century Govt Inc Tr Inflation-adjusted Bd Fund	Registered investment company						49,792
	American Century Intl Bond Fund	Registered investment company						11,057
	American Century Mut Fund Inc Heritage Fund	Registered investment company						86,364
	American Century Mutual Funds Inc Cap Value	Registered investment company						112,594
	American Century Quantitative Equity Growth Fund	Registered investment company						220,863
	American Century Quantitative Equity Utils Fund	Registered investment company						50,632
	American Century World Mutual Fund Inc 20th Centy Intl Discovery Fund	Registered investment company						29,319
	American Century World Mutual Fund Inc 20th Centy Intl Growth Fund	Registered investment company						116,849
	Appleseed Fund	Registered investment company						38,755
	Arbitrage Funds CL R	Registered investment company						5,817
	Ariel Invt Tr Appreciation Fund	Registered investment company						22,097
	Ariel Invt Tr Focus Fund	Registered investment company						11,643
	Arrow Invts Tr Commodity Strategy	Registered investment company						16,750
	Arlio Global lnvt Funds Aberbeen Select Intl Equity II CL A	Registered investment company						8,446
	Artisan Funds Global Value	Registered investment company						34,318
	Artisan Funds Inc International Value Fund	Registered investment company						83,507
	Artisan Funds Inc International Fund	Registered investment company						401,963
	Artisan Funds Inc International Small Cap Fund	Registered investment company						16,971
	Artisan Partners Funds Global Equity	Registered investment company						17,890
	Artisan Funds Mid Cap Fund	Registered investment company						279,662
	Artisan Funds Mid Cap Value Fund	Registered investment company						37,547
	AQR Funds Small Cap Momentum	Registered investment company						12,556
	Aquila Three Peaks High Income Fund	Registered investment company						53,952
	Aston Funds Small Cap Growth	Registered investment company						28,921
	Aston Funds for future issues—Fairpointe Mid Cap Fund	Registered investment company						41,076
	Aston Funds for future issues—Montag Caldwll Growth Fund	Registered investment company						16,187
	Baird Funds Core Plus Bond Fund	Registered investment company						45,742
	Baron Ast Fund Growth Fund	Registered investment company						451,247
	Baron Ast Fund Small Cap Fund	Registered investment company						185,901
	Baron Invt Funds Tr Opportunity Fund	Registered investment company						3,314
	Baron Partners Fund	Registered investment company						112,344
	Baron Select Fund Real Estate Fund	Registered investment company						24,407
	Blackrock Emerging Markets	Registered investment company						25,401
	Blackrock Equity Dividend Fund CL-A	Registered investment company						228,871
	Blackrock Equity Dividend fund Svc Cl	Registered investment company						40,161
	Blackrock Funds High Yield Bond	Registered investment company						23,829
	Blackrock Funds Intl Opportunities Portfolio	Registered investment company						67,568
	Blackrock Funds Global Allocation Fund CL A	Registered investment company						15,967
	Blackrock Funds Global Long/Short	Registered investment company						79,581
	Blackrock Funds II Multi Asset Income	Registered investment company						66,750
	Blackrock GNMA Portfolio	Registered investment company						3,564
	Blackrock Hlth Sc- Inv A	Registered investment company						12,854
	Blackrock Nat Res Tr CL A	Registered investment company						5,411
	Blair William Mutual Funds Small Cap Growth Fund	Registered investment company						36,253
	Blair William Mutual Funds Small Mid-Cap Growth Fund	Registered investment company						21,532

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	BMO Small Cap Growth	Registered investment company						7,137
	BMO Funds Inc Tch Corp Income Fund CL Y	Registered investment company						35,141
	BNY Mellon Funds Tr Small Cap Multi Strategy Fund	Registered investment company						1,716
	Bridgeway Aggressive Investors Fund	Registered investment company						14,316
	Bridgeway Small Cap Value Fund CL N	Registered investment company						8,198
	Broadview Funds Tr Opportunity Fund	Registered investment company						8,733
	Brown Advisory Growth Equity Fund	Registered investment company						45,594
	Brown Cap Mgmt Small Co Fund	Registered investment company						34,001
	Buffalo Hi Yield Fund	Registered investment company						14,562
	Buffalo Funds Discovery	Registered investment company						45,915
	Buffalo Emerging Opportunities Fund	Registered investment company						31,522
	Buffalo Small Cap Fund	Registered investment company						52,909
	Burnham Finl Services Fund CL A	Registered investment company						2,028
	Calamos Invt Tr New Growth Fund	Registered investment company						85,062
	Calvert Impact Fund Inc Global Water Fund CL A	Registered investment company						2,200
	Calvert Ultra Short Income Fund CL Y	Registered investment company						25,746
	Calvert Ultra Short Fltg Income Fund CL A	Registered investment company						62,159
	Causeway Emerging Markets Fund	Registered investment company						19,756
	CGM Focus Fund	Registered investment company						184,737
	CGM Tr Realty Fund	Registered investment company						71,318
	Champlain Mid Cap Fund	Registered investment company						154,271
	Cohen & Steers lntl Rlty Shs Fund	Registered investment company						5,745
	Cohen & Steers Rlty Focus Fund CL A	Registered investment company						17,668
	Cohen & Steers Rlty Shs Inc Com Fund	Registered investment company						348,857
	Columbia Acorn Tr. European Fund	Registered investment company						19,449
	Columbia Acorn Tr Fund CL Z	Registered investment company						14,275
	Columbia Funds Ser Tr Emerging Markets	Registered investment company						23,135
	Columbia Funds Ser Tr Energy & Nat Res	Registered investment company						73,858
	Columbia Funds Ser Tr Value & Restructuring CL Z	Registered investment company						216,969
	Columbia Funds Ser Tr Mid Cap Value	Registered investment company						9,914
	Commerce Funds Value Fund	Registered investment company						31,905
	Conestoga Funds Small Cap Fund	Registered investment company						53,412
	CRM Small/Mid Cap Value Fund	Registered investment company						18,375
	DFA Invt Dimensions Group US Micro Cap Fund	Registered investment company						16,649
	Diamond Hill Large Cap	Registered investment company						11,254
	Diamond Hill Small Cap Fund	Registered investment company						33,774
	Direxion Funds Latin America Bull	Registered investment company						1,688
	Direxion Funds Monthly NASDAQ-100	Registered investment company						5,088
	Direxion Funds Monthly Nat Res Bull 2x Fund	Registered investment company						1,477
	Direxion Funds Monthly S&P 500 Bull 2x	Registered investment company						2,474
	Direxion Funds Monthly 7-10 Yr Treas Bear 2x	Registered investment company						28,240
	Dodge & Cox Balanced Fund	Registered investment company						297,320
	Dodge & Cox Inc Fund	Registered investment company						123,691
	Dodge & Cox International Stock Fund	Registered investment company						384,630
	Dodge & Cox Global Stk Fund	Registered investment company						1,172
	Dodge & Cox Stock Fund	Registered investment company						216,793
	Domini Social Index Fund	Registered investment company						8,000
	Doubleline Total Return Bond—N	Registered investment company						173,672
	Doubleline Total Return Bond—I	Registered investment company						49,403
	Dreyfus Appreciation Fund	Registered investment company						85,080
	Dreyfus Emerging Markets Fund	Registered investment company						130,137
	Dreyfus Fund Inc	Registered investment company						18,615
	Dreyfus Index Funds S&P 500 Index Fund	Registered investment company						27,001
	Dreyfus Index Funds Small Cap Stock Fund	Registered investment company						54,266
	Dreyfus Invt Grade Fund	Registered investment company						5,060
	Dreyfus Midcap Index Fund	Registered investment company						23,874
	Dreyfus Midcap Growth Fund	Registered investment company						21,219
	Dreyfus NY Municipal Cash Mgmt Emerging Markets Fund	Registered investment company						8,469
	Dreyfus Opportunistic Mid Cap Value	Registered investment company						57,839
	Dreyfus/The Boston Company Small/Mid Cap Growth Fund CL A	Registered investment company						4,840
	DWS Mkt Tr Alternative Asset Allocation Fund	Registered investment company						31,705
	DWS Secs Tr Gold & Precious Metals Fund CL S	Registered investment company						44,297
	Eagle Ser	Registered investment company						25,253
	Eaton Vance Inc Fund Bstn Inc	Registered investment company						155,157
	Eaton Vance Mutual Funds Tr Fltg Rate Advantage CL A	Registered investment company						25,306
	Eaton Vance Mutual Funds Tr Fltg Rate & High Income Fund	Registered investment company						59,945
	Eaton Vance Mutual Funds Tr Fltg Rate Fund Advisors Cl	Registered investment company						41,266
	Eaton Vance Mutual Funds Tr Strategic Inc Fund	Registered investment company						109,734
	Eaton Vance Parametric Structured Emerging Markets	Registered investment company						181,659
	Eaton Vance Spl Invt Tr Greater India Fund	Registered investment company						48
	Equity Inc A	Registered investment company						90,470
	Europac Growth Fund CL F-l	Registered investment company						22,580
	Europac Growth Fund CL R-4	Registered investment company						142,816
	Europac Growth Fund CL R-5 _	Registered investment company						30,587
	Fairholme Income Fund	Registered investment company						542,425
	Federated Income Secs Tr Short-term Income Fund	Registered investment company						11,994
	Federated Prudent Bear Fund	Registered investment company						8,886
	Federated Total Retum Sers Inc Bond Fund	Registered investment company						209,437
	Fedt Equity Inc Fund CL A	Registered investment company						12,555
	Fedt Hi Yield Tr Sh Ben Int Open End Fund	Registered investment company						34,003
	Fidelity Advisor Ser II Fltg Rate High Inc Fund	Registered investment company						316,205
	Fidelity Advisor Ser VIII Emerging Asia Fund	Registered investment company						34,321
	Fidelity Cap & Income Fund	Registered investment company						33,370
	Fidelity China Region Fund	Registered investment company						24,067
	Fidelity Concord Str Tr Spartan Intl Index Fund	Registered investment company						45,344
	Fidelity Concord Str Tr Spartan Short term Treas Bd Index	Registered investment company						69,465
	Fidelity Finl Tr Conv Sec Fund	Registered investment company						20,877

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	Fidelity Invt Tr Canada Fund	Registered investment company						18,281
	Fidelity Contra Fund	Registered investment company						292,906
	Fidelity Equity Income Real Estate Invt Portfolio	Registered investment company						35,426
	Fidelity DVD Growth Fund	Registered investment company						6,680
	Fidelity Hastings Str Tr Growth Fund	Registered investment company						9,112
	Fidelity Invt Tr Emerging Markets Fund	Registered investment company						5,856
	Fidelity Invt Tr New Markets Income Fund	Registered investment company						29,842
	Fidelity Invt Tr Worldwide Fund	Registered investment company						28,568
	Fidelity Low priced stock Fund	Registered investment company						54,979
	Fidelity Magellan Fund	Registered investment company						7,083
	Fidelity New Latin America Fund	Registered investment company						8,098
	Fidelity New Millennium Fund	Registered investment company						13,016
	Fidelity OTC Portfolio Open End Fund	Registered investment company						33,206
	Fidelity Puritan Fund	Registered investment company						10,058
	Fidelity Secs Fund Intl Real Estate	Registered investment company						23,292
	Fidelity Select Biotechnology	Registered investment company						31,259
	Fidelity Select Portfolios Advisor Materials CL A	Registered investment company						17,477
	Fidelity Secs Blue Chip Growth Fund	Registered investment company						3,012
	Fidelity Secs Fund Small Cap Value Fund	Registered investment company						15,516
	Fidelity Small Cap Stock Fund	Registered investment company						33,113
	Fidelity Value Fund	Registered investment company						171,191
	Financial Invs Tr Grandeur Peak Intl Opportunities Fund	Registered investment company						105,505
	Financial Invs Tr Vulcan Value	Registered investment company						25,693
	Financial Invs Tr Vulcan Value Partners Fund	Registered investment company						32,496
	First Focus Tributary Balanced Fund	Registered investment company						2,513
	Firsthand Funds Technology Opportunities Fund	Registered investment company						6,510
	Firsthand Funds Technology Value Fund	Registered investment company						21,102
	Fleming Cap Mut Fund Group JP Morgan MidCap Value Fund	Registered investment company						15,217
	FMI Common Stk Fund	Registered investment company						19,066
	FMI Funds Inc	Registered investment company						318,130
	Forum Funds Merk Hard Currency	Registered investment company						82,778
	Franklin Balance Sheet Fund CL A	Registered investment company						32,645
	Franklin Managed Tr Rising Dividends	Registered investment company						33,349
	Franklin Strategic Ser Biotechnology Discovery Fund	Registered investment company						13,844
	Franklin Value Invs Tr Small Cap Value Fund	Registered investment company						212,344
	Franklin Growth Fund	Registered investment company						6,367
	Franklin Mutual Global Discovery	Registered investment company						44,127
	Gabelli Ast Fund Sh Ben Int Fund	Registered investment company						45,195
	Gabelli Equity Inc Fund	Registered investment company						185,583
	Gabelli Gold Fund	Registered investment company						7,195
	Gabelli Small Cap Growth Fund	Registered investment company						91,804
	Gabelli Value 25 Fund	Registered investment company						2,144
	Gateway Tr Fund CL A	Registered investment company						14,633
	Glenmede Inc Large Cap Growth	Registered investment company						69,679
	Glenmede Inc Large Cap 100 Port	Registered investment company						15,102
	Glenmede Small Capitalization Equity Port Adv	Registered investment company						17,441
	Goldman Sachs Tr Mid Cap Value Fund CL A	Registered investment company						52,782
	Goldman Sachs Tr Mid Cap Equity Fund Instl Shs	Registered investment company						17,687
	Goldman Sachs Tr Small/Mid Cap Growth Fund	Registered investment company						26,168
	Goldman Sachs Tr Strategic Income Fund	Registered investment company						1,945
	Greenspring Fund	Registered investment company						14,397
	Growth Fund America Inc CL F-1	Registered investment company						153,747
	Growth Fund America Inc CL R-4	Registered investment company						101,115
	Growth Fund America Inc CL R-5	Registered investment company						153,538
	Guinness Atkinson Funds Alternative Energy	Registered investment company						22,556
	Guiness Atkinson Funds China & Hong Kong	Registered investment company						37,852
	Guinness Atkinson Funds Global Energy	Registered investment company						1,654
	Hancock Horizon Burkenroad - A	Registered investment company						15,612
	Harbor Fund Intl Fund	Registered investment company						202,822
	Harbor Fund Bd Fund	Registered investment company						51,263
	Harbor Fund Cap Appreciation Fund	Registered investment company						47,086
	Harding Loevner Fds Inc Emerging Markets Portfolio Advisor CI	Registered investment company						19,206
	Harding Loevner Inter S/C-IV	Registered investment company						5,298
	Harding Loevner Intl Equity	Registered investment company						94,106
	Harris Assoc Invt Tr Oakmark Intl Small Cap Fund	Registered investment company						8,515
	Harris Assoc Invt Tr Oakmark Intl Fund	Registered investment company						831,253
	Hartford Mut Funds Growth Opportunities	Registered investment company						46,739
	Hartford Mutual Fund Inc for future issues Mid Cap	Registered investment company						48,866
	Heartland Group Inc Value Plus Fund	Registered investment company						57,162
	Henderson Global Funds Intl Opportunities Fund	Registered investment company						33,001
	Hennessy Mutual Funds Inc Focus Fund	Registered investment company						60,242
	Hennessy Mutual Funds Inc Focus Fund 30	Registered investment company						71,200
	Hennessy Funds Tr Gas Utility Index Fund	Registered investment company						44,823
	Hennessy Funds Tr Small Cap Finl Fund	Registered investment company						7,318
	Hennessy Select Sparx Japan Small Cos	Registered investment company						965
	Highland Funds I Fltg Rate Opportunities Fund	Registered investment company						2,077
	Homestead Funds Inc Small co Stk Fund	Registered investment company						45,321
	Hussman Strategic Growth Fund	Registered investment company						94,301
	Hussman Strategic Total Return Fund	Registered investment company						20,238
	Icon Funds Intl Equity Fund	Registered investment company						4,893
	Icon Funds Energy Fund	Registered investment company						138,912
	Icon Funds Information Tech Fund	Registered investment company						26,409
	Icon Funds Materials Fund	Registered investment company						2,889
	International Fund	Registered investment company						592,075
	Internet Fund	Registered investment company						10,012
	Intrepid Cap Mgmt Funds Small Cap	Registered investment company						5,579
	Invesco Charter Fund	Registered investment company						41,911
	Invesco Diversified Dividend Fund	Registered investment company						52,177
	Invesco Technology Fund	Registered investment company						3,264
	Investment Managers Ser Tr Europac Gold Fund	Registered investment company						29,474
	Investment Managers Ser Tr WCM Focused Intl Growth	Registered investment company						206,540
	Ivy Funds Inc Asset Strategy Fund CL A	Registered investment company						345,056
	Ivy Funds Inc LTD-Term Bond Fund CL Y	Registered investment company						3,506
	Ivy Funds Inc Science & Tech Fund CL Y	Registered investment company						35,384
	Ivy Funds Inc Small Cap Growth CL Y	Registered investment company						13,561
	Jumes Advantage Funds Balanced Golden Rainbow Fund	Registered investment company						4,696

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	Janus Balanced Fund-T	Registered investment company						200,469
	Janus Contrarian Fund	Registered investment company						68,803
	Janus Enterprise T	Registered investment company						148,866
	Janus Flexible Bond F-T	Registered investment company						23,678
	Janus Global Life Sciences	Registered investment company						16,319
	Janus Global Select Fund T	Registered investment company						89,889
	Janus Global Technology-T	Registered investment company						37,293
	Janus Growth & Income Fund	Registered investment company						99,350
	Janus High Yield Fund-T	Registered investment company						51,437
	Janus Overseas Fund T	Registered investment company						69,480
	Janus Research Fund	Registered investment company						286,010
	Janus Triton Fund	Registered investment company						174,825
	Janus Venture Fund	Registered investment company						175,047
	Janus Worldwide Fund T	Registered investment company						13,833
	Jensen Portfolio Inc Fund CL J	Registered investment company						636,789
	JOHCM International Select Fund	Registered investment company						180,968
	John Hancock III Disciplined Value Mid Cap Fund	Registered investment company						4,291
	John Hancock Disciplined Value Fund CL A	Registered investment company						210,435
	John Hancock Funds II US Equity	Registered investment company						14,594
	John Hancock Strategic Ser Inc Fund	Registered investment company						16,453
	JP Morgan STR Income Opp - A	Registered investment company						100,427
	JP Morgan Tr I US Equity Fund CL A	Registered investment company						94,404
	JP Morgan Tr II Core Plus Bond Fund CL A	Registered investment company						110,964
	JP Morgan Tr II Equity Income Fund	Registered investment company						114,765
	JP Morgan Tr II Large, Cap Growth	Registered investment company						56,772
	JP Morgan Tr II Small Cap Value Fund	Registered investment company						3,936
	Kalmar Pooled Invt Tr Small Cap	Registered investment company						56,852
	Keeley Small Cap Value Fund	Registered investment company						94,166
	Kinetics New Paradigm Fund	Registered investment company						13,749
	Large Cap Value	Registered investment company						96,364
	Laudus Tr Growth Large Cap Growth Fund	Registered investment company						173,364
	Laudus Tr Mondrian Intl Govt Fixed Income	Registered investment company						8,522
	Lazard Funds Inc Dev Mkts Equity Port Open Shs	Registered investment company						3,712
	Lazard Funds Inc Emerging Markets Fund	Registered investment company						15,185
	Lazard Funds Inc Emerging Markets Fund Equity Port Open Shs	Registered investment company						149,380
	Lazard Funds Inc Intl Small Cap Fund	Registered investment company						3,228
	Lazard Funds Inc Intl Strategic Equity	Registered investment company						15,242
	Lazard Funds Inc Realty Equity Portfolio Open	Registered investment company						11,508
	Lazard Funds Inc Realty Income Portfolio Open	Registered investment company						16,844
	Legg Mason Invt Tr Opportunity	Registered investment company						22,943
	Legg Mason Global Ast Mgmt Tr	Registered investment company						156,518
	Legg Mason Partners Equity Tr Clearbridge Small Cap Growth	Registered investment company						3,879
	Litman Gregory Funds Tr Masters Alternative Strategies	Registered investment company						59,324
	Loomis Sayles Bond Fund	Registered investment company						360,545
	Loomis Sayles Funds II CL A	Registered investment company						11,432
	Loomis Sayles Invt Tr Small Cap Value Fund	Registered investment company						38,342
	Loomis Sayles Invt Tr Global Bond Fund	Registered investment company						8,297
	Lord Abbet High Yield Fund CL A	Registered investment company						48,613
	Lord Abbet Invt Tr Fltg Rate Fund CL A	Registered investment company						41,791
	Lord Abbet Invt Tr Multi-asset Income Fund CL A	Registered investment company						13,715
	Mainstay Funds Global High Income Fund CL A	Registered investment company						2,656
	Mainstay Funds Tr Marketfield Fund CL A	Registered investment company						12,537
	Mainstay ICAP International	Registered investment company						38,262
	Mainstay ICAP Select Equity	Registered investment company						28,303
	Mairs and Power Growth Fund	Registered investment company						53,864
	Managers AMG - 2Y1SAM1	Registered investment company						552,615
	Managers AMG - 2Y1UAQ1	Registered investment company						43,724
	Managers AMG - 2Y1AA21	Registered investment company						5,182
	Managers AMG - 2Y1RAK1	Registered investment company						337,633
	Managers Funds Real Estate Secs Fund	Registered investment company						28,857
	Manning & Napier Fund Inc New Equity Ser Fund	Registered investment company						11,994
	Manning & Napier Fund Inc New Intl Ser CL S	Registered investment company						13,594
	Manning & Napier Fund New World Opportunities	Registered investment company						179,277
	Manning & Napier Fund Real Estate Series	Registered investment company						13,213
	Marisco Invt Fund Flexible Cap Fund	Registered investment company						131,790
	Marisco Invt Fund Focus Fund	Registered investment company						191,966
	Marsico Invt Growth Fund	Registered investment company						7,932
	Marsico lnvt Fund 21st Century Fund	Registered investment company						69,839
	Matthew 25 Fund	Registered investment company						54,752
	Matthews Asian Funds Asia Dividend	Registered investment company						55,106
	Matthews Intl Funds Asian Sci & Technology	Registered investment company						8,159
	Matthews Intl Funds Asia Growth & Income	Registered investment company						343,780
	Matthews International Funds China Fund	Registered investment company						109,912
	Matthews International Funds Pac Tiger Fund	Registered investment company						149,624
	Matthews International Funds India Fund	Registered investment company						27,203
	Merger Sh Ben Int	Registered investment company						3,019
	Meridian Fund Inc Com Open End Fund	Registered investment company						158,262
	Meridian Fund Inc Value Fund	Registered investment company						49,967
	Metropolitan West Funds Total Return Bond Fund	Registered investment company						248,833
	MFS Emerging Markets Debt Fund CL 1	Registered investment company						17,651
	MFS Intl New Discovery Fund CL A	Registered investment company						10,755
	MFS New Discovery Fund	Registered investment company						22,227
	MFS Ser Tr Emerging Markets Debt Fund	Registered investment company						349,144
	MFS Utils Fund	Registered investment company						95,035
	Morgan Stanley Institutional Mid Cap Growth	Registered investment company						121,267
	Morgan Stanley Instl Fund Inc Cap Growth Port CL A	Registered investment company						64,065
	Morgan Stanley Instl Fund Inc Small Co Growth Portfolio	Registered investment company						8,286
	Motley Fool Tr Great America Fund	Registered investment company						30,760
	Mutual Fund Ser Tr Catalyst Small Cap Insider Buying Fund	Registered investment company						27,216
	Mutual Fund Ser Tr Eventide Gilead Fund Retail CL	Registered investment company						1,901
	Mutuals Com USA Mutuals Barrier Fund	Registered investment company						1,577
	Needbam Funds Income Growth Fund	Registered investment company						49,938
	Neuberger & Beman Equity Funds Genesis Fund	Registered investment company						27,019
	Neuberger Berman Equity Assets Genesis Assets	Registered investment company						88,221
	Neuberger Berman Equity Multi Cap Opportunities Fund CL A	Registered investment company						2,323
	Neuberger Berman Equity Funds Real Estate Fund	Registered investment company						4,645
	Neuberger Berman Equity Funds Small Cap Growth Fund CL A	Registered investment company						8,808
	Neuberger Berman Equity Funds Small Cap Growth Fund Inv CL	Registered investment company						247,881
	Neuberger Berman Large Cap Value	Registered investment company						60
	New Perspective Fund CL F-I	Registered investment company						19,182
	Nicholas Fund Inc Cap Stk Open End	Registered investment company						9,073

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	Northern Funds Small Cap Value Fund	Registered investment company						105,943
	Nuveen Invt Funds Real Estate	Registered investment company						35,377
	Nuveen Invt Funds Inc Small Cap	Registered investment company						7,256
	Nuveen Invt Tr V PFD Fund CI A	Registered investment company						68,227
	Oakmurk Equity & Inc Fund	Registered investment company						436,060
	Oakmark Fund	Registered investment company						465,137
	Oakmark Global Fund	Registered investment company						94,675
	Oakmark Select Fund	Registered investment company						185,454
	Oberweis Funds China Oppty Fund	Registered investment company						13,930
	Oberweis Funds Intl Opptys Fund	Registered investment company						5,029
	Oppenheimer Developing Markets CL A	Registered investment company						369,120
	Oppenheimer Developing Markets CL Y	Registered investment company						25,083
	Oppenheimer Global Growth & Income	Registered investment company						7,167
	Oppenheimer Intl Growth Fund CL A	Registered investment company						36,906
	Paradigm Funds Value	Registered investment company						12,433
	Parnassus Fund	Registered investment company						16,758
	Parnassus Inc Tr Core Eqty Fund	Registered investment company						507,110
	Payden & Rygel Invt Group Emerging Mkts Bond Fund	Registered investment company						10,642
	Payden & Rygel lnvt Group Emerging Mkts Bond Fund Advisor CI	Registered investment company						14,185
	Pear Tree Funds Polaris Foreign Value Sm Cap	Registered investment company						51,881
	Perkins Mid Cap Value	Registered investment company						131,622
	Perm Portfolio Fund	Registered investment company						172,682
	Perritt Micro cap Opportunities Fund	Registered investment company						17,444
	Perritt Funds Inc Ultra Microcap Fund	Registered investment company						18,030
	Pimco Funds Commodities Plus Strategy CL D	Registered investment company						15,224
	Pimco Funds Global Advantage Strategy Bond Fund	Registered investment company						3,614
	Pimco Funds Global Multi-Ast Fund CL D	Registered investment company						130,842
	Pimco Funds Global Multi-Asset Instl CI	Registered investment company						181,597
	Pimco Funds Pac lnvt Mgmt Ser Commodity Real Ret Fund	Registered investment company						92,168
	Pimco Funds Pac Invt Mgmt Ser Short-term Fund CL D	Registered investment company						96,493
	Pimco Funds Pac Invt Mgmt Ser Emerging Markets Bond Fund	Registered investment company						35,925
	Pimco Funds Pac Invt Mgmt Ser Fltg Income Fund CL D	Registered investment company						165,294
	Pimco Funds Pac lnvt Mgmt Ser For Future Issues	Registered investment company						24,477
	Pimco Funds Pac Invt Mgmt Ser For Future Issues All Auth CL D	Registered investment company						358,531
	Pimco Funds Pac Invt Mgmt Ser For Future Issues All Ast CL D	Registered investment company						66,611
	Pimco Funds Pac Invt Mgmt Ser Future Diversified Fund	Registered investment company						21,501
	Pimco Funds Pac Invt Mgmt Ser Hi Yield Fund	Registered investment company						32,041
	Pimco Funds Pac Invt Mgmt Ser Low Grade Bond Fund	Registered investment company						146,805
	Pimco Funds Pac Invt Mgmt Sec Low Duration Fund	Registered investment company						121,234
	Pimco Funds Pac Invt Mgmt Ser Total Return Fund	Registered investment company						715,810
	Pimco Funds Pac Invt Mgmt Ser Total Return Fund Instl CL	Registered investment company						122,626
	Pimco Funds Small Cap Stocks plus AR Strategy	Registered investment company						29,202
	Pimco Funds Sr Fltg Rate Fund CL D	Registered investment company						24,000
	Pimco Fundamental Index	Registered investment company						71,461
	Pimco Income Fund D	Registered investment company						227,168
	Pimco Income Fund-Ins	Registered investment company						106,208
	Pimco Real Return Bond Fund	Registered investment company						122,508
	Pimco Unconstrained Bond Fund	Registered investment company						73,471
	Pioneer Hi Yield Fund	Registered investment company						12,836
	Pioneer Ser Tr IV Multi-Ast Inc Fund CL A	Registered investment company						154,246
	PNC Small Cap Fund-A	Registered investment company						13,867
	Price T Rowe Growth Stk Fund	Registered investment company						37,537
	Price T Rowe Global Technology Fund	Registered investment company						212,871
	Price T Rowe Hi Yield Fund	Registered investment company						86,903
	Price T Rowe Health Science Fund	Registered investment company						178,758
	Price T Rowe Retirement Fund 2030FD	Registered investment company						33,243
	Price T Rowe Retirement Fund 2035FD	Registered investment company						2,378
	Primecap Odyssey Funds Aggressive Growth Fund	Registered investment company						166,205
	Primecap Odyssey Funds Growth Fund	Registered investment company						56,820
	Principal Funds Inc Equity Income Fund	Registered investment company						73,879
	Principal Funds Inc Global Real Estate CL A	Registered investment company						10,866
	Principal Funds Inc Small-Midcap Dividend Income Fund	Registered investment company						24,382
	Professionally Managed Fund Asterick Xupgrader Fund	Registered investment company						5,900
	Professionally Managed Portfolios Akre Focus Fund	Registered investment company						119,158
	Professionally Managed Portfolios Becker Value Equity Fund	Registered investment company						53,577
	Professionally Managed Portfolios Hodges Sm Cap	Registered investment company						8,601
	Professionally Managed Portfolios Osterweis Strategic Inc	Registered investment company						6,046
	Profunds Biotechnology Ultrasector	Registered investment company						14,308
	Profunds Consumer Svcs Ultrasector	Registered investment company						2,924
	Profunds Internet Ultrasector	Registered investment company						4,747
	Profunds Ultra Emerging Mkts Fund	Registered investment company						1,321
	Profunds Ultra Short Small Cap	Registered investment company						43,275
	Profunds Ultrabear	Registered investment company						38,674
	Profunds Utils Ultrasector	Registered investment company						613
	Prudential Invt Portfolios Inc 10 Jennison Equity Income Fund	Registered investment company						48,430
	Prudential Jennison Mid-Cap Growth	Registered investment company						10,453
	Prudential Jennison Natural Resources CL A	Registered investment company						32,697
	Prudential Short-term Corporate Bond Fund	Registered investment company						146,747

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	Putnum Funds Tr Absolute Return 300 CL Y	Registered investment company						78,237
	Putnum Funds Tr Absolute Return 300 CL A	Registered investment company						21,427
	Putnum Funds Tr Capital Spectrum Fund CL A	Registered investment company						64,599
	Putnum Funds Tr Equity Spectrum Fund CL A	Registered investment company						14,000
	Real Estate Income Fund	Registered investment company						31,961
	Reynolds Funds Blue Chip Growth	Registered investment company						22,378
	Ridgeworth Funds High Income	Registered investment company						51,055
	Ridgeworth Funds Intermediate Bond Fund	Registered investment company						1,812
	Ridgeworth Funds Seix High Yield Fund	Registered investment company						24,129
	Riv Rd Divid All Cap Value	Registered investment company						7,768
	Rowe Price New Era Fund Inc	Registered investment company						111,034
	Rowe T Price Blue Chip Growth Fund	Registered investment company						41,320
	Rowe T Price Equity Inc Fund Sh Ben Int Open End	Registered investment company						466,621
	Rowe T Price Index Tr Income Equity 500 Index Fund	Registered investment company						11,797
	Rowe T Price Int Latin America Fund	Registered investment company						47,340
	Rowe T Price Inti Funds Inc Africa and the Middle East Fund	Registered investment company						7,442
	Rowe T Price Intl Funds Emerging Markets Stock Fund	Registered investment company						99,902
	Rowe T Price Intl Fund European Stock Fund	Registered investment company						21,784
	Rowe T Price Intl Funds New Asia	Registered investment company						32,015
	Rowe’T Price Mid-Cap Growth Fund	Registered investment company						36,198
	Rowe T Price Pers Strategy Funds	Registered investment company						1,281
	Rowe T Price Small Cap Fund	Registered investment company						15,959
	Rowe T Price Spectrum Fund Inc Intl Fund	Registered investment company						319,399
	Rowe T Price Spectrum Fund Inc Open End Fund	Registered investment company						460,519
	Rowe T Price Value Fund	Registered investment company						14,533
	Royce Fund Dividend Value	Registered investment company						32,566
	Royce Fund Heritage Fund	Registered investment company						80,214
	Royce Fund Low Priced Stock Fund	Registered investment company						39,982
	Royce Fund Opportunity Fund	Registered investment company						1,139
	Royce Fund Pa Mut Fund	Registered investment company						34,779
	Royce Fund Premier Fund Invt CL	Registered investment company						57,406
	Royce Fund Premier Fund Svs CL	Registered investment company						7,895
	Royce Fund Spl Equity Fund	Registered investment company						22,913
	Royce Fund Total Return Fund	Registered investment company						74,498
	Royce Fund Total Return Fund Svc CL	Registered investment company						12,696
	Royce Fund Value Fund	Registered investment company						28,386
	Royce Fund Value Plus Fund	Registered investment company						44,895
	RS Invt Fltg Rate Fund CL A	Registered investment company						16,915
	RS Invt Tr Global Nat Res Fund	Registered investment company						85,614
	RS Invt Tr Partners Fund	Registered investment company						5,518
	RS Invt Tr Select Growth Fund CL A	Registered investment company						4,928
	RS Invt Tr Technology Fund	Registered investment company						39,049
	Rydex Service Funds Biotechnology Fund	Registered investment company						36,680
	Rydex Ser Funds S&P Midcap 400 Pure Growth CL H	Registered investment company						94,725
	Rydex Service Tr URSA Fund	Registered investment company						224,009
	Salient MF Tr MLP & Energy Infrastructure Fund	Registered investment company						66,761
	Sands Cap Select Growth Fund CL Z	Registered investment company						112,200
	Saturna Invt Tr Sextant Intl Fund	Registered investment company						16,966
*	Schwab Cap Tr Ast Dir Balanced Growth Fund	Registered investment company						2,969
*	Schwab CRP Tr Balanced Fund Inv Shs	Registered investment company						1,229
*	Schwab Cap Tr Core Equity Fund	Registered investment company						67,383
*	Schwab Cap Tr Dividend Equity Fund	Registered investment company						236,670
*	Schwab Cap Tr Finl Svcs Fund	Registered investment company						6,594
*	Schwab Cap Tr Fundamental US Large Co Index Fund	Registered investment company						121,286
*	Schwab Cap Tr Fundamental Intl Small Co Index	Registered investment company						20,414
*	Schwab Cap Tr Fundamental US Small Co Index	Registered investment company						6,600
*	Schwab Cap Tr Health Care Fund	Registered investment company						104,571
*	Schwab Cap Tr Hedged Equity Fund	Registered investment company						10,832
*	Schwab Cap Tr Intl Index Fund	Registered investment company						101,127
*	Schwab Cap Tr Large Cap Growth Fund	Registered investment company						26,549
*	Scbwab Cap Tr Laudus Intl Market Masters Fund	Registered investment company						159,303
*	Scbwab Cap Tr Small Cap Equity	Registered investment company						9,903
*	Scbwab Cap Tr S&P 500 Index Fund	Registered investment company						864,244
*	Schwab Cap Tr Target 2030 Fund	Registered investment company						18,582
*	Schwab Cap Tr Target 2035 Fund	Registered investment company						3,667
*	Schwab Cap Tr Turget 2040 Fund	Registered investment company						82,965
*	Schwab Charles Family Funds Inv Money Fund	Registered investment company						9,040
*	Schwab Family Fund Money Market Fund	Registered investment company						3,902,352
*	Schwab Fund Emerging Markets Index	Registered investment company						22,578
*	Schwab Funds International Core Equity	Registered investment company						33,296
*	Schwab Govt Sec Fund	Registered investment company						93,550
*	Schwab Invts Global Real Estate Fund	Registered investment company						49,763
*	Schwab Invts 1000 Index Fund	Registered investment company						260,316
*	Schwab Small Cap Index Select	Registered investment company						99,403
*	Schwab Invts Treas Inflation Protection Secs Fund	Registered investment company						19,791
*	Schwab Total Bond Mkt Index Fund	Registered investment company						11,432
*	Schwab Total Stock Market Index Fund	Registered investment company						550,608
	Scout Funds Mid Cap Fund	Registered investment company						293,388

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	Scwartz Invt Tr Ave Maria Rising Dividend Fund	Registered investment company						27,466
	Selected Amer Sh Inc Cap Sik Fund	Registered investment company						289,807
	Sequoia Fund Inc Com	Registered investment company						121,348
	Short Nasdaq 100Inv	Registered investment company						28,844
	SIT Mutual Funds Inc Small Cap Growth Fund	Registered investment company						51,740
	Small Cap Fund	Registered investment company						113,157
	Small Cap World Fund CL F-1	Registered investment company						50,219
	Sound Shore Fund Inc	Registered investment company						15,546
	Spartan Extd Mkt Index Fund	Registered investment company						24,911
	SSGA Emerging Mkt Fund	Registered investment company						21,914
	SSGA International Stock Selection Fund	Registered investment company						38,065
	Sterling Cap Funds Sterling Capital Equity Income Fund CL A	Registered investment company						16,586
	Sunamerica Focused Ser Inc Dividend Strategy	Registered investment company						41,060
	T Rowe Price Cap Appreciation Fund	Registered investment company						272,626
	T Rowe Price Finl Svcs Fund	Registered investment company						5,350
	T Rowe Price Global Real Estate Fund	Registered investment company						16,587
	TCW Funds Inc Emerging Markets Inc Fund	Registered investment company						17,259
	TCW Funds Inc Formerly TCW Galileo Emerging Markets	Registered investment company						31,310
	TCW Galileo Funds Inc Dividend Focused Fund	Registered investment company						20,188
	TCW Galileo Funds Inc Select Equities Fund	Registered investment company						42,270
	TCW Galileo Funds Inc Small Cap Growth Fund	Registered investment company						6,620
	TCW Galileo Funds Inc Total Return Bond Fund	Registered investment company						101,388
	TCW Total Return Bond Fund CL 1	Registered investment company						114,408
	Templeton Income Tr Global Bond Fund	Registered investment company						55,800
	Templeton Tr Global Bond Fund	Registered investment company						162,572
	Teton Westwood Equity Fund Mighty Mites	Registered investment company						60,885
	TFS Cap Invt Tr Market Neutral Fund	Registered investment company						16,660
	Third Avenue Tr Real Estate Value Fund	Registered investment company						65,392
	Third AvenueTr Value Tr Fund	Registered investment company						70,314
	Thomas White Intl Fund	Registered investment company						27,366
	Thornburg Intl Value Fund	Registered investment company						62,942
	TIAA-CREF Mutual Fund	Registered investment company						5,925
	TIAA-CREF Mutual Funds Growth & Income	Registered investment company						2,808
	Tocqueville Gold Fund	Registered investment company						75,184
	Tocqueville Tr Delafield Fund	Registered investment company						714
	Tocqueville Tr Fund	Registered investment company						29,942
	Touchstone Tr Mid Cap Fund CL Z	Registered investment company						5,561
	Touchstone Tr Sands Cap Select Growth	Registered investment company						209,808
	Touchstone Strategic Tr Value Fund CL Y	Registered investment company						23,329
	Transamerica Diversified Equity	Registered investment company						78,392
	Trust for Professional Managers Jensen Quality Value Fund	Registered investment company						5,706
	Trust for Professional Managers Smead Value	Registered investment company						63,455
	Turner Funds Midcap Fund	Registered investment company						70,392
	Turner Funds Small Cap Growth Fund	Registered investment company						3,949
	Tweedy Browne Fund Inc Global Value Fund	Registered investment company						67,469
	US Global Accolade Funds Eastn European Fund	Registered investment company						12,723
	US Global Investors Funds	Registered investment company						13,898
	Ultra NASDAQ 100	Registered investment company						5,058
	Ultra Short NASDAQ 100	Registered investment company						44,820
	USGI Wold Precious Mineral Fund	Registered investment company						5,727
	Value Line Inc Fund	Registered investment company						10,607
	Value Line Small Cap Growth Fund	Registered investment company						15,616
	Van Eck Funds Intl Inv	Registered investment company						84,293
	Van Eck Commodity Index Fund	Registered investment company						24,222
	Vanguard Balanced Index Fund	Registered investment company						9,408
	Vanguard Bond Index Fund Inc Inter Term Portfolio Fund	Registered investment company						141,074
	Vanguard Bond Index Fund Long Term Portfolio Fund	Registered investment company						144
	Vanguard Bond Index Fund Mid-Cap Value Index	Registered investment company						56,102
	Vanguard Bond Index Fund Inc Short Term Portfolio Fund	Registered investment company						151,679
	Vanguard Bond Index Fund Small Cap Value Index	Registered investment company						114,296
	Vanguard Bond Index Fund Total Bond Mkt	Registered investment company						40,839
	Vanguard Bond Index Fund Total Bond Mkt Inv CL	Registered investment company						48,260
	Vanguard Cap Value Fund	Registered investment company						203,513
	Vanguard Equity Inc Fund	Registered investment company						44,659
	Vanguard Emerging Markets Stk Index Fund Signal Shs	Registered investment company						126,569
	Vanguard Emerging Markets Stock Index Fund	Registered investment company						269,737
	Vanguard Explorer Fund	Registered investment company						4,537
	Vanguard Extd Mkt Index Fund	Registered investment company						40,025
	Vanguard Fenway Funds Prime Cap Core Fund	Registered investment company						50,526
	Vanguard Fixed Income Secs Fund Inc GNMA Portfolio	Registered investment company						488,293
	Vanguard Fixed Income Secs Fund Inc Long-term Invt Grade Fund	Registered investment company						29,158
	Vanguard Fxd Inc Secs Fund Inflation Protected Fund	Registered investment company						265,048
	Vanguard Fxd Inc Secs Fund Inc Short Term US Treas Portfolio	Registered investment company						2,024
	Vanguard Growth Index Fund	Registered investment company						51,281
	Vanguard High Dividend Yield	Registered investment company						189,463
	Vanguard Horizon Global Equity Fund	Registered investment company						237
	Vanguard Index Tr Growth Index Fund Signal Shs	Registered investment company						190,314
	Vanguard Index Tr Mid Capitalization Index Fund Signal Shs	Registered investment company						55,888
	Vanguard Index Tr Mid Capitalization Stk Port Sh	Registered investment company						44,817
	Vanguard Index Mid-Cap Value	Registered investment company						83,128
	Vanguard Index Tr Small Cap Growth Portfolio	Registered investment company						343,225

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	Vanguard Index Tr Value Index Fund	Registered investment company						331,001
	Vanguard Index Tr—500 Portfolio	Registered investment company						156,928
	Vanguard Inflation Protected Securities Fund	Registered investment company						135,932
	Vanguard Inter Term Treas Fund Admiral Shares	Registered investment company						137,931
	Vanguard International Equity Index Fund Inc European Portfolio	Registered investment company						16,479
	Vanguard International Value Fund	Registered investment company						159,406
	Vangard IT Govt Bond Index	Registered investment company						36,521
	Vanguard Malvern Funds Short-tenn inflation protected	Registered investment company						272,048
	Vanguard Mid-Cap Growth Fund Invs Shs	Registered investment company						12,858
	Vanguard Pacific Stk Index Fund	Registered investment company						13,302
	Vanguard Short Term Invt Grade Inv	Registered investment company						238,808
	Vanguard Small Cap Index Fund Signal	Registered investment company						172,869
	Vangmud Small Cap Index Fund	Registered investment company						309,265
	Vanguard Small Cap Value Index Fund	Registered investment company						152,189
	Vanguard Specialized Health Care Fund	Registered investment company						128,152
	Vanguard Specialized Portfolios Dividend Appreciation Index	Registered investment company						159,503
	Vanguard Specialized Portfolios Dividend Growth	Registered investment company						123,398
	Vanguard Specialized Portfolios Energy Fund	Registered investment company						213,937
	Vanguard Specialized Portfolios Healthcare Fund Admiral Shs	Registered investment company						32,178
	Vanguard Specialized Portfolios Precious Metals Fund	Registered investment company						20,142
	Vanguard Specialized Portfolios Reit Index Fund	Registered investment company						102,100
	Vanguard Specialized Portfolios Reit Index Fund Signal	Registered investment company						114,200
	Vangard ST Corp Bond Index-SI	Registered investment company						88,545
	Vanguard Star Fund	Registered investment company						86,610
	Vanguard Tax-Managed Funds Intl Fund	Registered investment company						317,267
	Vanguard Total IntI Stk Index Fund	Registered investment company						35,851
	Vanguard Total Stk Mkt Index Fund	Registered investment company						693,868
	Vanguard Tx-managed Cap Appreciation Fund	Registered investment company						1,046
	Vanguard Value Index Fund	Registered investment company						103,391
	Vanguard Wellesley Inc Fund	Registered investment company						26,935
	Vanguard Wellington Fund	Registered investment company						60,383
	Vanguard Whitehall Funds Intl Explorer	Registered investment company						65,855
	Vanguard Whitehall Funds Selected Value Fund	Registered investment company						32,103
	Vanguard World Fund Intl Growth Fund	Registered investment company						22,502
	Victory Portfolios Small Co Opportunity	Registered investment company						14,089
	Virtus Insight Tr Emerging Markets Opportunities	Registered investment company						19,605
	Virtus Opportunities Tr Foreign Opportunities	Registered investment company						11,890
	Voya Corporate Leaders Tr	Registered investment company						110,091
	Voya Global Real Estate Fund	Registered investment company						5,839
	Voya Mutual Funds Global Bond Fund CL A	Registered investment company						3,819
	Voya Mutual Funds Global Natural Res Fund	Registered investment company						4,203
	Voyageur Mutual Funds III Delaware Select	Registered investment company						66,676
	Walthausen Small Cap Value	Registered investment company						4,513
	Wasatch Core Growth Fund	Registered investment company						28,985
	Wasatch Funds Inc Heritage Growth Fund	Registered investment company						25,414
	Wasatch Funds Inc Intl Growth Fund	Registered investment company						24,884
	Wasatch Long/Short Fund	Registered investment company						20,207
	Wasatch Small Cap Growth Fund	Registered investment company						119,710
	Weitz Partners Value Fund	Registered investment company						86,533
	Weitz Funds Short Intermediate Income Fund	Registered investment company						66,471
	Weitz Fund Value Fund	Registered investment company						55,266
	Wells Fargo Fds Tr Advantage Asia Pac Fund	Registered investment company						9,469
	Wells Fargo Adv S/C Disc-Inv	Registered investment company						1,714
	Wells Fargo Fds C&B Large Cap Value Fund	Registered investment company						22,371
	Wells Fargo Fds C&B Mid Cap Value Fund	Registered investment company						18,509
	Wells Fargo Funds Tr Advantage Discovery Fund	Registered investment company						16,675
	Wells Fargo Funds Tr Advantage Growth Fund	Registered investment company						146,516
	Wells Fargo Funds Tr Advantage Special Mid Cap Fund	Registered investment company						73,440
	Wells Fargo Funds Tr Advantage Short Term High Yield Bond Fund	Registered investment company						21,164
	Westcore Plus Bond Fund	Registered investment company						241,187
	Westcore Tr Midco Growth Fund	Registered investment company						4,284
	Westcore Tr Intl Small Cap Fund	Registered investment company						2,249
	Wexford Tr Muhlenkamp Fund	Registered investment company						19,114
	WHG Income Opportunity-Inst	Registered investment company						116,977
	William Blair Growth Fund	Registered investment company						51,788
	William Blair International Growth Fund	Registered investment company						48,032
	Wilshire Target Funds Large Co Growth Fund	Registered investment company						58,819
	World Funds new Rems Real Estate Value Opportunity Fund	Registered investment company						9,693
	World Funds New Toreador Inti Fund Cl A	Registered investment company						857

		Total registered investment companies						57,114,557

	NIKE, Inc., Class B Common Stock	Common stock						646,689,659

	Blackrock GNMA Portfolio-A	Collective trust fund						42,656
	NT Collective Aggregate Bond Index Fund	Collective trust fund						200,024,349
	NT Collective All Country World Ex Fund	Collective trust fund						259,587,395
	NT Collective Govt STIF	Collective trust fund						454,836
	NT Collective Russell 2000 Equity Index Fund	Collective trust fund						260,503,936
	NT Collective S&P 500 Equity Index Fund	Collective trust fund						536,436,807
	Morley Stable Value Fund	Collective trust fund						164,147,602

								1,421,197,581

		Interest bearing cash						10,023

		Total participant directed investments						2,125,011,820

	Nonparticipant-directed
	MFO PIMCO Funds Commodities Plus Strategy Fund	Registered investment company					$42,754,820	$49,260,400

*	NT Collective Aggregate Bond Index Fund	Collective trust fund					70,113,838	92,302,669
*	NT Collective Global Real Estate Index Fund	Collective trust fund					24,584,208	40,145,084
*	NT Collective International Small Cap Index Fund	Collective trust fund					28,553,602	46,962,695
*	NT Collective MSCI ACWI US Index Fund	Collective trust fund					56,946,955	78,812,676
*	NT Collective S&P 400 Equity Index Fund	Collective trust fund					21,534,739	41,264,879
*	NT Collective Russell 2000 Equity Index Fund	Collective trust fund					21,392,828	38,720,053
*	NT Collective S&P 500 Equity Index Fund	Collective trust fund					80,513,391	163,352,118
*	NTGI Collective Trust Government Short-term Investment Fund	Collective trust fund					3,490,252	3,490,252
*	NT Collective World Government Bond Index Fund	Collective trust fund					43,541,591	48,812,161

		Total collective trust funds					350,671,404	553,862,587

	GMAC Cap Tr I GTD Tr Pfd Secs Ser 2	Preferred stock					571,880	569,520

	Gen Maritime Corp	Common stock					276,469	2
	MOVE Inc	Common stock						2,381

		Total common stock					276,469	2,383

	Access Midstream	Corporate bond	4.875%	2024	Mar	250,000	249,808	261,875
	ADT Corp	Corporate bond	4.125%	2019	Apr	300,000	300,000	300,000

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	Aircastle Ltd	Foreign bond	4.625%	2018	Dec	75,000	75,000	77,062
	Aircastle Ltd	Foreign bond	6.250%	2019	Dec	275,000	276,283	297,688
	Aleris Intl Inc	Corporate bond	7.875%	2020	Nov	375,000	375,000	376,875
	American Cap Ltd	Corporate bond	6.500%	2018	Sep	450,000	456,500	481,500
	Amern Eqty Invt	Corporate bond	6.625%	2021	July	350,000	364,000	378,875
	Antero Res Fin	Corporate bond	5.375%	2021	Nov	200,000	200,231	208,250
	Approach Res Inc	Corporate bond	7.000%	2021	Jun	150,000	154,875	153,562
	Aviv Healthcare PPTYS Ltd Partnership	Corporate bond	6.000%	2021	Oct	200,000	200,625	211,000
	Berry Plastics	Corporate bond	5.500%	2022	May	300,000	300,000	300,750
	BI-LO LLC	Corporate bond	9.250%	2019	Feb	100,000	102,000	108,000
	Bluescope Stl Fin Ltd Sr Nt	Foreign bond	7.125%	2018	May	150,000	153,375	160,875
	Bonanza Creek	Corporate bond	6.750%	2021	Apr	175,000	182,875	186,813
	Breitburn Energy Partners LP	Corporate bond	7.875%	2022	Apr	375,000	379,250	403,125
	Catalent Pharma	Corporate bond	7.875%	2018	Oct	325,000	331,406	330,687
	CCO Hldgs LLC	Corporate bond	5.750%	2023	Sep	300,000	300,000	309,000
	Century Link Inc	Corporate bond	5.800%	2022	Mar	225,000	224,196	234,000
	Ches Energy Corp Sr Nt	Corporate bond	Varies	2019	Apr	75,000	75,000	76,125
	Cinemark USA Inc	Corporate bond	4.875%	2023	Jun	150,000	143,437	147,750
	Clear Channel	Corporate bond	6.500%	2022	Nov	300,000	300,000	321,000
	Cloud Peak Energy	Corporate bond	8.500%	2019	Dec	325,000	353,203	349,781
	Comstock Res Inc	Corporate bond	7.750%	2019	Apr	350,000	371,063	372,750
	Convaatec Fin Intl	Foreign bond	8.250%	2019	Jan	200,000	198,000	204,500
	Covanta Hldg Corp	Corporate hand	5.875%	2024	Mar	400,000	403,656	410,000
	Davita Inc	Corporate bond	5.750%	2022	Aug	275,000	282,875	294,594
	Diamondback Energy	Corporate bond	7.625%	2021	Oct	150,000	161,625	163,500
	Dish DBS Corp	Corporate bond	5.000%	2023	Mar	200,000	208,500	203,500
	Equinix Inc	Corporate bond	4.875%	2020	Apr	125,000	125,000	128,437
	FGI Oper Co LLC	Corporate bond	7.875%	2020	May	175,000	175,000	186,375
	Forsight Energy	Corporate bond	7.875%	2021	Aug	350,000	354,690	371,875
	Gen Mtrs Accep	Corporate bond	8.000%	2031	Nov	225,000	277,875	280,125
	Gencorp Inc	Corporate bond	7.125%	2021	Mar	175,000	181,125	190,313
	Grifols Worldwide	Foreign bond	5.250%	2022	Apr	400,000	400,000	414,000
	Harbinger Group Inc	Corporate bond	7.750%	2022	Jan	250,000	251,031	252,813
	Harbinger Group Inc	Corporate bond	7.875%	2019	July	400,000	399,541	437,000
	HCA Inc	Corporate bond	3.750%	2019	Mar	250,000	250,000	254,375
	Hughes Satellite	Corporate bond	6.500%	2019	Jun	275,000	285,131	305,594
	Intelstat Jackson Mand Exch	Corporate bond	4.000%	2014	Jun	300,000	292,125	298,500
	Iron Mtn Inc Del	Corporate bond	5.750%	2024	Aug	350,000	339,938	350,000
	Kennedy Wilson Inc	Corporate bond	5.875%	2024	Apr	200,000	198,659	200,250
	Kindred Healthcare	Corporate bond	6.375%	2022	Apr	75,000	75,000	76,219
	Laredo Pete Inc	Corporate bond	5.625%	2022	Jan	250,000	250,437	256,250
	Legacy Resvs LP	Corporate bond	6.625%	2021	Dec	200,000	198,438	203,000
	Mallinckrodt Intl	Foreign bond	4.750%	2023	Apr	375,000	355,312	363,750
	MPT Oper Partnership LP	Corporate bond	6.375%	2022	Feb	250,000	252,500	268,125
	Nationstar Mtg LLC	Corporate bond	6.500%	2018	Aug	100,000	100,000	100,250
	Nationstar Mtg LLC	Corporate bond	6.500%	2021	July	375,000	380,687	356,719
	Northern Oil & Gas	Corporate bond	8.000%	2020	Jun	325,000	328,875	345,313
	Novelis Inc	Foreign hand	8.750%	2020	Dec	375,000	399,281	416,719
	Omega Healthcare	Corporate bond	5.875%	2024	Mar	300,000	300,000	312,600
	Opal Acqstn Inc	Corporate bond	8.875%	2021	Dec	725,000	730,750	761,250
	Oxford Fin LLC	Corporate bond	7.250%	2018	Jan	200,000	212,500	211,750
	Provident FDG	Corporate bond	6.750%	2021	Jun	450,000	453,688	456,750
	PVTPL ACI Worldwide Inc Sr Nt	Corporate bond	6.375%	2020	Aug	125,000	125,000	131,875
	PVTPL Allegion US Hldg Co Inc Sr Nt	Corporate bond	5.750%	2021	Oct	300,000	303,000	317,250
	PVTPL Alliance Data Sys Corp Sr Nt	Corporate bond	6.375%	2020	Apr	325,000	325,000	343,687
	PVTPL Altice Fing SA Sr Secd Nt	Foreign bond	6.500%	2022	Jan	350,000	365,750	369,250
	PVTPL Amsted Inds Inc Sr Nt	Corporate bond	5.000%	2022	Mar	450,000	452,562	451,125
	PVTPL Athlon Hldgs LP Sr Nt	Corporate bond	6.000%	2022	May	200,000	200,000	204,500
	PVTPL Audatex N. Amer Inc Sr Nt	Corporate bond	6.000%	2021	Jun	475,000	486,313	505,875
	PVTPL Barminco Fin Pty Ltd Sr Nt	Foreign bond	9.000%	2018	Jun	250,000	250,062	231,250
	PVTPL Baytex Energy Corp Sr Nt	Foreign bond	5.125%	2021	Jun	75,000	75,000	75,937
	PVTPL Baytex Energy Corp Sr Nt	Foreign bond	5.625%	2024	Jun	100,000	100,000	100,625
	PVTPL Brand Energy & Infrastructure Svcs Inc	Corporate bond	8.500%	2021	Dec	125,000	129,063	132,500
	PVTPL Cantor Coml Real Estate Co LP	Corporate bond	7.750%	2018	Feb	175,000	173,222	188,125
	PVTPL CNO Finl Group Inc Sr Seed Nt	Corporate bond	6.375%	2022	Oct	225,000	227,125	244,125
	PVTPL Consol Energy Inc Sr Nt	Corporate bond	5.875%	2022	Apr	150,000	150,625	155,625
	PVTPL Constellium NV Sr Nt	Foreign bond	5.750%	2024	May	225,000	225,000	232,031
	PVTPL Crimson Merger Sub Inc	Corporate bond	5.000%	2022	May	175,000	175,000	173,687
	PVTPL Drill Rigs Hldgs Inc Sr Seed Nt	Corporate bond	6.500%	2017	Oct	25,000	25,110	25,938
	PVTPL Energy Transfer Equity LP Sr Nt	Corporate bond	5.875%	2024	Jan	225,000	229,500	232,875
	PVTPL Fresenius Med Care US Fin	Corporate bond	5.875%	2022	Jan	325,000	325,000	352,625
	PVTPL ICAHN Enterprises Sr Nt	Corporate bond	5.875%	2022	Feb	325,000	325,000	338,000
	PVTPL IMS Health Inc Sr Nt	Corporate bond	6.000%	2020	Nov	300,000	302,875	316,500
	PVTPL Interactive Data Corp	Corporate bond	5.875%	2019	Apr	250,000	250,000	251,875
	PVTPL Jaguar Hldg Co	Corporate bond	9.500%	2019	Dec	275,000	313,500	302,500
	PVTPL Jefferies Ln Core LLC	Corporate bond	6.875%	2020	Jun	225,000	225,000	226,687
	PVTPL JLL/Delta Dutch Newco BV Sr Nt	Foreign bond	7.500%	2022	Feb	450,000	463,500	461,250
	PVTPL Jurassic Hldgs III Inc Sr Secd 2nd Lien Nt	Corporate bond	6.875%	2021	Feb	150,000	150,000	153,750
	PVTPL Landrys Inc Sr Nt	Corporate bond	9.375%	2020	May	400,000	436,500	441,500
	PVTPL Live Nation Entmt Inc Sr Nt	Corporate bond	7.000%	2020	Sep	150,000	156,750	163,875
	PVTPL Lynx I Corp	Foreign bond	6.000%	2021	Oct	275,000	430,444	480,299
	PVTPL Lynx II Corp	Corporate bond	6.375%	2023	Apr	300,000	307,500	316,500
	PVTPL Medimpact Hldgs Inc Sr Secd Nt	Corporate bond	10.500%	2018	Feb	325,000	349,375	355,875
	PVTPL Nat Res Partners LP	Corporate bond	9.125%	2018	Oct	175,000	173,262	182,875
	PVTPL Netflix Inc	Corporate bond	5.375%	2021	Feb	150,000	150,000	154,875
	PVTPL Nuance Communications Inc	Corporate bond	5.375%	2020	Aug	300,000	302,000	305,250
	PVTPL Numericable Group SA Sr Secd Nt	Foreign bond	4.875%	2019	May	275,000	275,375	280,500
	PVTPL Numericable Group SA Sr Secd Nt	Foreign bond	6.000%	2022	May	200,000	200,000	207,500
	PVTPL Prospect Med Hldgs Inc Sr Nt	Corporate bond	8.375%	2019	May	425,000	435,094	464,313
	PVTPL Reliance Inter Holdings LP Sr Nt	Foreign bond	9.500%	2019	Dec	325,000	327,471	350,188
	PVTPL Rice Energy Inc Sr Nt	Corporate bond	6.250%	2022	May	175,000	175,344	176,531
	PVTPL Sawgrass Merg Sub	Corporate bond	8.750%	2020	Dec	325,000	327,750	358,312
	PVTPL Seven Generations Energy Ltd Sr Nt	Foreign bond	8.250%	2020	May	525,000	564,875	574,875
	PVTPL Sirius XM Radio Inc Sr Nt	Corporate bond	6.000%	2024	July	375,000	384,156	385,313
	PVTPL SM Energy Co Sr Nt	Corporate bond	5.000%	2024	Jan	250,000	247,500	246,250
	PVTPL Sophia LP	Corporate bond	9.750%	2019	Jan	175,000	194,250	193,375
	PVTPL SPL Logistics Escrow LLC	Corporate bond	8.875%	2020	Aug	275,000	284,281	305,937
	PVTPL Sprint Corp	Corporate bond	7.250%	2021	Sep	175,000	175,000	193,813
	PVTPL Sprint Nextel Corp	Corporate bond	7.000%	2020	Mar	225,000	250,875	259,312
	PVTPL Suncoke Energy Partners LP	Corporate bond	7.375%	2020	Feb	350,000	366,000	372,750
	PVTPL Tenet Healthcare Corp Sr Nt	Corporate bond	5.000%	2019	Mar	250,000	250,000	255,000
	PVTPL Ultra Pete Corp Sr Nt	Foreign bond	5.750%	2018	Dec	350,000	363,000	369,250
	PVTPL UPCB Fin V LTD	Corporate bond	7.250%	2021	Nov	225,000	225,000	248,063
	PVTPL Wesco Distr Inc Sr Nt	Corporate bond	5.375%	2021	Dec	150,000	150,000	153,750
	Quebecor Media Inc	Foreign bond	5.750%	2023	Jan	375,000	366,000	381,562
	Regency Energy	Corporate bond	5.875%	2022	Mar	175,000	172,240	185,937
	Rosetta Res Inc	Corporate bond	5.875%	2022	Jun	125,000	125,000	128,750
	Rosetta Res Inc	Corporate bond	5.875%	2024	Jun	350,000	350,000	356,125
	Sabra Healthcare Ltd Partnership	Corporate bond	5.500%	2021	Feb	300,000	300,000	315,000
	Sandridge Energy	Corporate bond	7.500%	2021	Mar	350,000	349,125	372,750
	Select Med Corp	Corporate bond	6.375%	2021	Jun	350,000	350,000	364,875
	Signode Indl Group US Inc	Corporate bond	6.375%	2022	May	375,000	375,000	378,750
	Stone Energy Corp	Corporate bond	7.500%	2022	Nov	125,000	128,750	136,562
	Subn Propane	Corporate bond	5.500%	2024	Jun	100,000	100,000	101,250
	Suncoke Energy Inc	Corporate bond	7.625%	2019	Aug	375,000	374,187	399,150

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2014

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investments	Interest	Year	Month	Value	Cost (1)	Value
	Teleflex Inc	Corporate bond	5.250%	2024	Jun	200,000	200,000	202,750
	Thompson Creek	Foreign bond	9.750%	2017	Dec	325,000	339,883	364,000
	T-Mobile USA Inc	Corporate bond	6.633%	2021	Apr	275,000	278,500	296,313
	Truven Hlth	Corporate bond	10.625%	2020	Jun	375,000	383,066	416,250
	TW Telecom Hldgs	Corporate bond	5.375%	2022	Oct	275,000	274,656	280,844
	Unit Corp	Corporate bond	6.625%	2021	May	475,000	479,562	505,875
	Utd Rentals N. America	Corporate bond	6.125%	2023	Jun	175,000	184,188	188,125
	Vector Group	Corporate bond	7.750%	2021	Feb	200,000	210,000	213,000
	Viasat Inc	Corporate bond	6.875%	2020	Jun	375,000	380,674	405,234
	Wellcare Health Plans Inc	Corporate bond	5.750%	2020	Nov	275,000	276,375	292,875

		Total corporate and foreign bonds					34,561,581	35,723,314

		Interest bearing cash						1,695,548

		Total nonparticipant-directed investments					$428,836,154	641,113,752

		Total investments						$2,766,125,572

	Notes receivable from participants
		Interest Rate: 4.25% - 9.25%
*	Notes Receivable from Participants	Maturity Date: 2014 - 2024						$29,612,682

Party-in-interest.
(1)	Cost information has been omitted for participant directed assets.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Year Ended May 31, 2014

(a)	(b)	(c)	(d)
Identity of Issue, Borrower,	Description of	Cost of	Proceeds of
Lessor or Similar Party	Investments	Acquisitions	Dispositions
Access Midstream	Corporate bond	$324,750	$78,656
Ally Finl Inc	Corporate bond	198,190	198,375
Arcelormittal SA Step CPN	Foreign bond	102,750	103,250
Berry Plastics	Corporate bond	350,000	49,875
British Airways	Foreign bond	400,000	405,000
CenturyLink Inc	Corporate bond	170,625	123,437
Chesapeake Energy Corp	Corporate bond	375,000	303,875
Cinmarex Energy Co	Corporate bond	100,000	101,900
Cit Group Inc	Corporate bond	206,250	210,000
Dish DBS Corp	Corporate bond	251,250	253,750
Dish DBS Corp	Corporate bond	615,437	400,562
Energy Solutions Inc	Corporate bond	108,750	454,000
Equiniti Bond Co.	Corporate bond	263,620	265,191
GMAC	Preferred Stock	126,500	125,000
Hilton Worldwide	Corporate bond	300,000	314,875
Intelsat Jackson Mand Exch	Corporate bond	414,625	244,750
Iron Mtn Inc	Corporate bond	164,937	97,125
Kennedy Wilson Inc	Corporate bond	248,323	49,875
Kindred Healthcare	Corporate bond	200,000	128,437
L Brands Inc	Corporate bond	175,000	178,500
Leucadia Natl Corp	Corporate bond	147,961	152,055
Level 3 Fing Inc	Corporate bond	109,000	293,906
Martin Midstream	Corporate bond	51,500	52,000
Omega Healthcare	Corporate bond	197,160	197,700
Paetec Hldg Corp	Corporate bond	171,000	419,531
Penn National Gaming Inc	Corporate bond	200,281	195,562
Playa Resorts Hldg	Corporate bond	175,000	178,937
Provident Fdg	Corporate bond	101,937	101,500
PVTPL Activision Blizzard	Corporate bond	175,000	176,312
PVTPL ADT Corp	Corporate bond	250,000	263,375
PVTPL Air CDA	Foreign bond	200,000	200,000
PVTPL American Airlines Inc	Corporate bond	250,000	250,687
PVTPL Antero Resources Fin Corp	Corporate bond	325,375	126,250
PVTPL Audatex North Amer Inc	Corporate bond	101,500	103,500
PVTPL Beverage Packing Hldgs	Foreign bond	675,000	697,062
PVTPL Brand Energy & Infrastructure Svs Inc	Corporate bond	180,687	53,000
PVTPL Commscope Inc	Corporate bond	379,750	383,250
PVTPL Crestwood Midstream Partners	Corporate bond	325,000	331,312
PVTPL Crimson Merger Sub Inc	Corporate bond	200,000	25,281
PVTPL Drill Rigs Hldgs Inc	Corporate bond	78,000	346,094
PVTPL Ferrellgas	Corporate bond	125,000	127,187
PVTPL Glp Cap LP Inc	Corporate bond	375,562	383,625
PVTPL Harbinger Group Inc	Corporate bond	101,500	102,750
PVTPL Healthcare Technology Inter Inc	Corporate bond	100,516	103,750
PVTPL IAC/Interactive Corp	Corporate bond	200,000	208,500
PVTPL Lifepoint Hosps Inc	Corporate bond	225,000	228,562

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Year Ended May 31, 2014

(a)	(b)	(c)	(d)
Identity of Issue, Borrower,	Description of	Cost of	Proceeds of
Lessor or Similar Party	Investments	Acquisitions	Dispositions
PVTPL Micron Technology Inc	Corporate bond	176,000	183,312
PVTPL Murphy Oil USA Inc	Corporate bond	150,000	150,750
PVTPL NAI Entertainment Holding	Corporate bond	251,875	259,375
PVTPL Nationstar Mtg LLC Corp	Corporate bond	480,250	496,687
PVTPL Netflix Inc	Corporate bond	100,000	101,250
PVTPL NGL Energy Partners	Corporate bond	175,000	179,125
PVTPL Northern Blizzard Res Inc	Corporate bond	200,000	50,125
PVTPL Numericable Group SA	Foreign bond	400,375	126,875
PVTPL Numericable Group SA	Foreign bond	400,000	203,250
PVTPL Pioneer Energy Svcs Corp	Corporate bond	150,000	153,750
PVTPL Post Holdings Inc	Corporate bond	459,469	477,125
PVTPL Salix Pharmaceuticals	Corporate bond	275,000	294,594
PVTPL Service Corp Intl	Corporate bond	150,000	151,125
PVTPL Sirius XM Radio Inc	Corporate bond	100,000	102,750
PVTPL SPCM SA	Foreign bond	252,000	267,500
PVTPL Sr Note 1st lien 144A	Corporate bond	150,000	146,797
PVTPL Sun Merger Sub Inc	Corporate bond	201,000	209,250
PVTPL Suncoke Energy Partners	Corporate bond	366,000	77,250
PVTPL Tenet Healthcare Corp	Corporate bond	375,000	125,000
PVTPL TMS International Corp	Corporate bond	325,000	331,500
PVTPL VPII Escr Corp	Corporate bond	425,000	463,156
Realogy Group LLC	Corporate bond	250,000	251,562
Rosetta Res Inc	Corporate bond	72,000	275,000
Rosetta Res Inc	Corporate bond	425,000	76,219
Stone Energy Corp	Corporate bond	154,500	26,000
Subn Propane	Corporate bond	150,000	50,500
Tenet Healthcare Corp	Corporate bond	531,500	546,250
Transdigm Inc	Corporate bond	375,375	375,375
Unit Corp	Corporate bond	183,312	103,500
Verizon Communications	Corporate bond	274,109	285,513
Wellcare Health Plans Inc	Corporate bond	301,375	25,281

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NIKE, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKE, Inc., 401(k) Savings and Profit Sharing Plan

Date: November 21, 2014	By:	/s/ Kelley Hall
Kelley Hall Chairperson, NIKE, Inc. Retirement Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm